THIS DOCUMENT IS A COPY OF THE SCHEDULE 13D FILED ON JULY 27, 1996


     UNITED  STATES
     SECURITIES  AND  EXCHANGE  COMMISSION
     Washington,  D.C.  20549

     SCHEDULE  13D

     Under  the  Securities  Exchange  Act  of  1934
     (Amendment  No.  0)

     PRIMARK    CORPORATION
     (Name  of  Issuer)

     Common
     (Title  of  Class  of  Securities)

     741903108
     (CUSIP  Number)

Dawson-Samberg Capital Management, Inc., 354 Pequot Ave., Southport CT  06490
 203/254-0091
     (Name,  Address  and  Telephone  Number  of  Person
     Authorized  to  Receive  Notices  and  Communications)

     July  17,  1996
     (Date  of  Event  which  Requires
     Filing  of  this  Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Check the following box if a fee is being paid with this statement o. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
 (See  Rule  13d-7.)

NOTE:    Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
1          Name  of  Reporting  Person DAWSON-SAMBERG CAPITAL MANAGEMENT, INC.

     IRS  Identification  No.  of  Above  Person  06-1033494
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  00

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  CONNECTICUT

     7          Sole  Voting  Power  482,700

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power

     9          Sole  Dispositive  Power  482,700

     10          Shared  Dispositive  Power

11        Aggregate Amount Beneficially Owned by Each Reporting Person 482,700

12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  1.95

14          Type  of  Reporting  Person  IA

1          Name  of  Reporting  Person  PEQUOT  GENERAL  PARTNERS

     IRS  Identification  No.  of  Above  Person  06-1321556
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  AF

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  CONNECTICUT

     7          Sole  Voting  Power  327,300

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power

     9          Sole  Dispositive  Power  327,300

     10          Shared  Dispositive  Power

11        Aggregate Amount Beneficially Owned by Each Reporting Person 327,300

12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  1.32

14          Type  of  Reporting  Person  PN

1          Name  of  Reporting  Person  DS  INTERNATIONAL  PARTNERS

     IRS  Identification  No.  of  Above  Person  06-1324895
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  AF

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  DELAWARE

     7          Sole  Voting  Power  272,600

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power

     9          Sole  Dispositive  Power  272,600

     10          Shared  Dispositive  Power

11        Aggregate Amount Beneficially Owned by Each Reporting Person 272,600

12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  1.10

14          Type  of  Reporting  Person  PN

1          Name  of  Reporting  Person  PEQUOT  ENDOWMENT  PARTNERS,  L.P.

     IRS  Identification  No.  of  Above  Person  06-1383498
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  AF

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  DELAWARE

     7          Sole  Voting  Power  185,200

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power

     9          Sole  Dispositive  Power  185,200

     10          Shared  Dispositive  Power

11        Aggregate Amount Beneficially Owned by Each Reporting Person 185,200

12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  .75

14          Type  of  Reporting  Person  PN



          This Amendment Number 2 sets forth changes in the information previously filed on Schedule 13D relative to the holdings of Common Stock of Primark Corporation ("PMK"), a Michigan corporation.


ITEM  1.    SECURITY  AND  ISSUER

          No  Change


ITEM  2.    IDENTITY  AND  BACKGROUND


          No  Change

ITEM  3.    SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

          As of the date hereof, the Reporting Persons beneficially own in the aggregate 1,267,800 Shares. Of the 1,267,800 Shares, 327,300 shares are owned by Pequot, 482,700 shares are held in managed accounts for which Dawson-Samberg acts as investment adviser, 272,600 shares are owned by Pequot International, and 185,200 shares are owned by Pequot Endowment. The 1,267,800 shares were purchased in open market transactions at an aggregate cost of $24,738,843. The funds for the purchase of Shares held by Pequot, Pequot Endowment, and Pequot International were obtained from the contributions of their various partners/shareholders. The funds for the acquisition of the Shares held by the managed accounts came from their own funds.

ITEM  4.    PURPOSE  OF  TRANSACTION

          The Shares held by the above mentioned entities were acquired for, and are being held for, investment purposes. The acquisitions of the Shares described herein were made in the ordinary course of the Reporting Person's business or investment activities, as the case may be. The Reporting Person, on behalf of the above mentioned entities, reserves the right to purchase additional Shares or to dispose of the Shares in the open market or in privately negotiated transactions or in any other lawful manner in the future, including engaging in short sales of the Shares, and to take whatever action with respect to each of such entities' holdings of the Shares it deems to be in the best interests of such entities.


ITEM  5.    INTEREST  IN  SECURITIES  OF  THE  ISSUER

(a)    (b)    (c)                 As of the date hereof, the Reporting Persons
beneficially own in the aggregate 1,267,800 Shares. These Shares represent approximately 5.11% of the 24,800,000 Shares believed to be outstanding. Dawson-Samberg has the sole power to vote, direct the vote, dispose and direct the disposition of the 482,700 Shares held in the managed accounts. Pequot General Partners has the sole power to vote, direct the vote, dispose and
direct  the  disposition  of  the  327,300  Shares  owned  by  Pequot.    DS
International Partners, L.P. has the sole power to vote, direct the vote, dispose and direct the disposition of the 272,600 Shares owned by Pequot International. Pequot Endowment Partners, L.P. has the sole power to vote, direct the vote, dispose and direct the disposition of the 185,200 Shares owned by Pequot Endowment. A description of the transactions of the Reporting Persons in the Shares that were effected during the past 60 days is set forth on Exhibit B.

(d)          Not  Applicable

(e)          Not  Applicable


ITEM  6.    CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS  OR  RELATIONSHIPS WITH
RESPECT  TO  SECURITIES  OF  THE          ISSUER

            None



ITEM  7.    MATERIAL  TO  BE  FILED  AS  EXHIBITS

          A copy of a written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is attached hereto as Exhibit A.

THIS TABLE HAS BEEN SQUEEZED AS FAR AS IT CAN GO WITHOUT WORDS/## BREAKING UP.
 IF  ATTY  WANTS  MORE  INFO  OR "MORE SPACE", HE'LL HAVE TO BUMP FONT TO SZ.8
AND/OR  MAKE  MARGINS  THINNER.          After a reasonable inquiry and to the
best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dawson-Samberg  Capital  Management,  Inc.


By:  /s/  Arthur  J.  Samberg
   Arthur  J.  Samberg,  President

Pequot  General  Partners


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner


DS  International  Partners,  L.P.


By:  /s/  Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner


Pequot  Endowment  Partners,  L.P.


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner








July  25,  1996

     EXHIBIT  A

     AGREEMENT

          The undersigned agree that this Schedule 13D dated July 17, 1996 relating to the Shares of Primark Corporation shall be filed on behalf of the undersigned.


Dawson-Samberg  Capital  Management,  Inc.


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  President



Pequot  General  Partners

By:/s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner



DS  International  Partners,  L.P.


By:/s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner



Pequot  Endowment  Partners,  L.P.


By:  /s/  Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner

     EXHIBIT  B  to  Schedule  13D


     PRIMARK  CORPORATION
     SCHEDULE  13D

 COMMON  STOCK,  NO  PAR  VALUE
  CUSIP  #    741903108


                        PEQUOT     PEQUOT     PEQUOT          DAWSON
                  PARTNERS     INTERNATIONAL     ENDOWMENT     SOUTHPORT
                                   SAMBERG
      # OF SHARES          FUND, L.P.     FUND, LTD.     FUND, L.P.     MGMT,
                             LP     CAPITAL MGMT
 TRADE     PURCHASED          TAX I.D. #     TAX I.D. #     TAX I.D. #     TAX
                            I.D. #     TAX I.D. #
   DATE     (SOLD)     PRICE     22-2741859     FOREIGN CORP.
                06-1388800     06-6243396     06-1033494

SHARES  AS  OF
     5/17/96     1,095,800.00          271,400     224,400     121,700
                                                        50,600     427,700

          05/28/96     (2,800)     37.4615     0     0     0     0     (2,800)
          06/20/96     (6,000)     32.4542     0     0     0     0     (6,000)
          06/21/96     (1,100)     31.0000     0     0     0     0     (1,100)
                  06/24/96     900     32.8750     0     0     0     0     900
                  07/01/96     900     32.6250     0     0     0     0     900
              07/01/96     (900)     32.6250     0     0     0     0     (900)
          07/10/96     1,000     31.0000     400     300     200     0     100
07/11/96     30,000     30.0785     11,100     9,700     6,800     0     2,400
            07/11/96     30,000     30.0785     0     0     30,000     0     0
 07/12/96     20,000     29.5500     7,300     6,400     4,500     0     1,800
     07/17/96     37,500     28.8370     14,100     11,800     8,000     0
                                                                         3,600
     07/17/96     37,500     28.8370     13,800     12,000     8,400     0
                                                                         3,300
 07/24/96     25,000     26.0295     9,200     8,000     5,600     0     2,200

                 172,000          55,900     48,200     63,500     0     4,400

TOTAL  SHARES  @
   07/24/96     1,267,800          327,300     272,600     185,200
                                                        50,600     432,100